CONSENT OF DEAN BASILE

The undersigned hereby consents to the inclusion of information related to the mineral properties of Kirkland Lake Gold Ltd. (the “Company”) included in or incorporated by reference into the Registration Statement on Form 40-F (the “Form 40-F”) being filed by the Company with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	the technical report entitled “NI 43-101 Technical Report – Big Hill Enchanced Development Project at Stawell Gold Mine, Mineral Reources and Reserves dated June 2014,”
(b)	the technical report entitled “Report on the Mineral Resources and Mineral Reserves of the Pine Creek Gold Project in the Northern Territory, Austrilia dated effective December 31, 2012,”
(c)	the technical report entitled “Report on the Mineral Resources and Mineral Reserves of the Burnside Gold and Base Metal Project in the Northern Territory, Australia dated effective December 31, 2012,”
(d)	the disclosure related to the mineral properties of the Company in the Annual Information Form of the Company dated March 21, 2016,
(e)	the disclosure related to the mineral properties of the Company in the News Release of the Company dated March 21, 2016, and
(f)	the disclosure related to the mineral properties of the Company in the Material Change Report of the Company dated March 21, 2016 (collectively, the “Exhibits”).

The undersigned further consents to the reference of the undersigned’s name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Dean Basile
Name: Dean Basile, MAusIMM (CP)
Title: Principal Mining Consultant,
MiningOne Pty Ltd

Date: August 4, 2017